SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

================================================================================


                                SCHEDULE 13D/A*
                   Under the Securities Exchange Act of 1934

                              USA Networks, Inc.
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                  902984 10 3
                                (CUSIP Number)

Charles Y. Tanabe, Esq.    Pamela S. Seymon, Esq.    George Bushnell III, Esq.
Senior Vice President      Wachtell, Lipton, Rosen   Vivendi Universal, S.A.
and General Counsel          & Katz                  375 Park Avenue
Liberty Media Corporation  51 West 52nd Street       New York, NY 10152
12300 Liberty Boulevard    New York, NY 10019        (212) 572-7000
Englewood, CO 80112        (212) 403-1000
(720) 875-5400



           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               December 16, 2001
            (Date of Event which Requires Filing of this Statement)

================================================================================


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [__]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------
*      Note:  This statement constitutes Amendment No. 9 of the Report on
Schedule 13D of the reporting group consisting of Liberty Media Corporation, Barry Diller, The Seagram Company Ltd., Vivendi Universal, S.A., Universal Studios, Inc. and the BDTV Entities. This statement also constitutes Amendment No. 4 of a Report on Schedule 13D of Liberty Media Corporation, Amendment No. 19 of a Report on Schedule 13D of Barry Diller, Amendment No. 9 of a Report on Schedule 13D of The Seagram Company Ltd. and Universal Studios, Inc., Amendment No. 3 of a Report on
Schedule 13D of Vivendi Universal, S.A., Amendment No. 15 of a Report on
Schedule 13D of BDTV INC., Amendment No. 13 of a Report on Schedule 13D of BDTV II INC., Amendment No. 10 of a Report on Schedule 13D of
BDTV III INC. and Amendment No. 9 of a Report on Schedule 13D of BDTV IV
INC.

(1)      Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons

         Liberty Media Corporation

(2)      Check the Appropriate Box if a member of a Group

         (a)      [_]

         (b)      [X]

(3)      SEC Use Only

(4)      Source of Funds

         Not Applicable

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)or 2(e) [_]

(6)      Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)      Sole Voting Power                              None; see Items 3 & 5

(8)      Shared Voting Power                            155,445,880 shares

(9)      Sole Dispositive Power                         None; see Items 3 & 5

(10)     Shared Dispositive Power                       155,445,880 shares

(11)     Aggregate Amount Beneficially Owned
         by Each Reporting Person                       155,445,880 shares

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]

Excludes shares beneficially owned by the executive officers and directors of Liberty, Vivendi Universal, Seagram and Universal. Excludes (i) Liberty Exchange Shares issuable to Liberty, (ii) 282,161,530 shares of Common Stock or Class B Common Stock issuable to Universal upon exchange of shares of USANi LLC ("LLC Shares"), and (iii) 45,774,708 shares of Common Stock issuable to Liberty upon exchange of LLC Shares, each of which is subject to terms and conditions set forth in the Liberty Exchange Agreement and the Transaction Agreements previously filed by the parties as well as the agreements entered into in connection with the Proposed Transaction disclosed in this Schedule 13D. See Item 5.

(13)     Percent of Class Represented by Amount in Row (11)            36.6%

Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 47,120,888 shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 72.9% of the voting power of the Company.

(14)     Type of Reporting Person (See Instructions)

         CO

(1)      Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons

         The Seagram Company Ltd.

(2)      Check the Appropriate Box if a Member of a Group

         (a)      [_]

         (b)      [X]

(3)      SEC Use Only

(4)      Source of Funds

         Not Applicable

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

(6)      Citizenship or Place of Organization
         Canada

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)      Sole Voting Power                               None; see Items 3 & 5

(8)      Shared Voting Power                             155,445,880 shares

(9)      Sole Dispositive Power                          None; see Items 3 & 5

(10)     Shared Dispositive Power                        155,445,880 shares

(11)     Aggregate Amount Beneficially Owned
         by Each Reporting Person                        155,445,880 shares

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]

Excludes shares beneficially owned by the executive officers and directors of Liberty, Vivendi Universal, Seagram and Universal. Excludes (i) Liberty Exchange Shares issuable to Liberty, (ii) 282,161,530 shares of Common Stock or Class B Common Stock issuable to Universal upon exchange of shares of USANi LLC ("LLC Shares"), and (iii) 45,774,708 shares of Common Stock issuable to Liberty upon exchange of LLC Shares, each of which is subject to terms and conditions set forth in the Liberty Exchange Agreement and the Transaction Agreements previously filed by the parties as well as the agreements entered into in connection with the Proposed Transaction disclosed in this Schedule 13D. See Item 5.

(13)     Percent of Class Represented by Amount in Row (11)            36.6%

Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 47,120,888 shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 72.9% of the voting power of the Company.

(14)     Type of Reporting Person (See Instructions)

         CO

(1)      Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons

         Vivendi Universal, S.A.

(2)      Check the Appropriate Box if a Member of a Group

         (a)      [_]

         (b)      [X]

(3)      SEC Use Only

(4)      Source of Funds

         Not Applicable

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

(6)      Citizenship or Place of Organization
         France

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)      Sole Voting Power                               None; see Items 3 & 5

(8)      Shared Voting Power                             155,445,880 shares

(9)      Sole Dispositive Power                          None; see Items 3 & 5

(10)     Shared Dispositive Power                        155,445,880 shares

(11)     Aggregate Amount Beneficially Owned
         by Each Reporting Person                        155,445,880 shares

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]

Excludes shares beneficially owned by the executive officers and directors of Liberty, Vivendi Universal, Seagram and Universal. Excludes (i) Liberty Exchange Shares issuable to Liberty, (ii) 282,161,530 shares of Common Stock or Class B Common Stock issuable to Universal upon exchange of shares of USANi LLC ("LLC Shares"), and (iii) 45,774,708 shares of Common Stock issuable to Liberty upon exchange of LLC Shares, each of which is subject to terms and conditions set forth in the Liberty Exchange Agreement and the Transaction Agreements previously filed by the parties as well as the agreements entered into in connection with the Proposed Transaction disclosed in this Schedule 13D. See Item 5.

(13)     Percent of Class Represented by Amount in Row (11)            36.6%

Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 47,120,888 shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 72.9% of the voting power of the Company.

(14)     Type of Reporting Person (See Instructions)

         CO

(1)      Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons

         Universal Studios, Inc.

(2)      Check the Appropriate Box if a Member of a Group

         (a)      [_]

         (b)      [X]

(3)      SEC Use Only

(4)      Source of Funds

         Not Applicable

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

(6)      Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)      Sole Voting Power                                None; see Items 3 & 5

(8)      Shared Voting Power                              155,445,880 shares

(9)      Sole Dispositive Power                           None; see Items 3 & 5

(10)     Shared Dispositive Power                         155,445,880 shares

(11)     Aggregate Amount Beneficially Owned
         by Each Reporting Person                         155,445,880 shares

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X)

Excludes shares beneficially owned by the executive officers and directors of Liberty, Vivendi Universal, Seagram and Universal. Excludes (i) Liberty Exchange Shares issuable to Liberty, (ii) 282,161,530 shares of Common Stock or Class B Common Stock issuable to Universal upon exchange of shares of USANi LLC ("LLC Shares"), and (iii) 45,774,708 shares of Common Stock issuable to Liberty upon exchange of LLC Shares, each of which is subject to terms and conditions set forth in the Liberty Exchange Agreement and the Transaction Agreements previously filed by the parties as well as the agreements entered into in connection with the Proposed Transaction disclosed in this Schedule 13D. See Item 5.

(13)     Percent of Class Represented by Amount in Row (11)            36.6%

Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 47,120,888 shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 72.9% of the voting power of the Company.

(14)     Type of Reporting Person (See Instructions)

         CO

(1)      Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons

         Barry Diller

(2)      Check the Appropriate Box if a Member of a Group

         (a)      [_]

         (b)      [X]

(3)      SEC Use Only

(4)      Source of Funds

         Not Applicable

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

(6)      Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)      Sole Voting Power                              None; see Items 3 & 5

(8)      Shared Voting Power                            155,445,880 shares

(9)      Sole Dispositive Power                         None; see Items 3 & 5

(10)     Shared Dispositive Power                       155,445,880 shares

(11)     Aggregate Amount Beneficially Owned
         by Each Reporting Person                       155,445,880 shares

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]

Excludes shares beneficially owned by the executive officers and directors of Liberty, Vivendi Universal, Seagram and Universal. Excludes (i) Liberty Exchange Shares issuable to Liberty (ii) 282,161,530 shares of Common Stock or Class B Common Stock issuable to Universal upon exchange of shares of USANi LLC ("LLC Shares"), and (iii) 45,774,708 shares of Common Stock issuable to Liberty upon exchange of LLC Shares, each of which is subject to terms and conditions set forth in the Liberty Exchange Agreement and the Transaction Agreements previously filed by the parties as well as the agreements entered into in connection with the Proposed Transaction disclosed in this Schedule 13D.

(13)     Percent of Class Represented by Amount in Row (11)            36.6%

Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 47,120,888 shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 72.9% of the voting power of the Company. See Item 5.

(14)     Type of Reporting Person (See Instructions)

         IN

(1)      Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons

         BDTV INC.

(2)      Check the Appropriate Box if a member of a Group

(a)      [_]

(b)      [X]

(3)      SEC Use Only

(4)      Source of Funds

         Not Applicable

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)      [_]

(6)      Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)      Sole Voting Power                                None; see Items 3 & 5

(8)      Shared Voting Power                              155,445,880 shares

(9)      Sole Dispositive Power                           None; see Items 3 & 5

(10)     Shared Dispositive Power                         155,445,880 shares

(11)     Aggregate Amount Beneficially Owned
         by Each Reporting Person                         155,445,880 shares

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         [X]

Excludes shares beneficially owned by the executive officers and directors of Liberty, Vivendi Universal, Seagram and Universal. Excludes (i) Liberty Exchange Shares issuable to Liberty, (ii) 282,161,530 shares of Common Stock or Class B Common Stock issuable to Universal upon exchange of shares of USANi LLC ("LLC Shares"), and (iii) 45,774,708 shares of Common Stock issuable to Liberty upon exchange of LLC Shares, each of which is subject to terms and conditions set forth in the Liberty Exchange Agreement and the Transaction Agreements previously filed by the parties as well as the agreements entered into in connection with the Proposed Transaction disclosed in this Schedule 13D. See Item 5.

(13)     Percent of Class Represented by Amount in Row (11)            36.6%

Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 47,120,888 shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 72.9% of the voting power of the Company.

(14)     Type of Reporting Person (See Instructions)

         CO

(1)      Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons

         BDTV II INC.

(2)      Check the Appropriate Box if a Member of a Group

         (a)      [_]

         (b)      [X]

(3)      SEC Use Only

(4)      Source of Funds

         Not Applicable

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

(6)      Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)      Sole Voting Power                                 None; see Items 3 & 5

(8)      Shared Voting Power                               155,445,880 shares

(9)      Sole Dispositive Power                            None; see Items 3 & 5

(10)     Shared Dispositive Power                          155,445,880 shares

(11)     Aggregate Amount Beneficially Owned
         by Each Reporting Person                          155,445,880 shares

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         [X]

Excludes shares beneficially owned by the executive officers and directors of Liberty, Vivendi Universal, Seagram and Universal. Excludes (i) Liberty Exchange Shares issuable to Liberty, (ii) 282,161,530 shares of Common Stock or Class B Common Stock issuable to Universal upon exchange of shares of USANi LLC ("LLC Shares"), and (iii) 45,774,708 shares of Common Stock issuable to Liberty upon exchange of LLC Shares, each of which is subject to terms and conditions set forth in the Liberty Exchange Agreement and the Transaction Agreements previously filed by the parties as well as the agreements entered into in connection with the Proposed Transaction disclosed in this Schedule 13D. See Item 5.

(13)     Percent of Class Represented by Amount in Row (11)            36.6%

Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 47,120,888 shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 72.9% of the voting power of the Company.

(14)     Type of Reporting Person (See Instructions)

         CO

(1)      Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons

         BDTV III INC.

(2)      Check the Appropriate Box if a Member of a Group

         (a)      [_]

         (b)      [X]

(3)      SEC Use Only

(4)      Source of Funds

         Not Applicable

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

(6)      Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)      Sole Voting Power                                None; see Items 3 & 5

(8)      Shared Voting Power                              155,445,880 shares

(9)      Sole Dispositive Power                           None; see Items 3 & 5

(10)     Shared Dispositive Power                         155,445,880 shares

(11)     Aggregate Amount Beneficially Owned
         by Each Reporting Person                         155,445,880 shares

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         [X]

Excludes shares beneficially owned by the executive officers and directors of Liberty, Vivendi Universal, Seagram and Universal. Excludes (i) Liberty Exchange Shares issuable to Liberty, (ii) 282,161,530 shares of Common Stock or Class B Common Stock issuable to Universal upon exchange of shares of USANi LLC ("LLC Shares"), and (iii) 45,774,708 shares of Common Stock issuable to Liberty upon exchange of LLC Shares, each of which is subject to terms and conditions set forth in the Liberty Exchange Agreement and the Transaction Agreements previously filed by the parties as well as the agreements entered into in connection with the Proposed Transaction disclosed in this Schedule 13D. See Item 5.

(13)     Percent of Class Represented by Amount in Row (11)            36.6%

Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 47,120,888 shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 72.9% of the voting power of the Company.

(14)     Type of Reporting Person (See Instructions)

         CO

(1)      Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons

         BDTV IV INC.


(2)      Check the Appropriate Box if a Member of a Group

         (a)      [_]

         (b)      [X]

(3)      SEC Use Only

(4)      Source of Funds

         Not Applicable

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

(6)      Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)      Sole Voting Power                             None; see Items 3 & 5

(8)      Shared Voting Power                           155,445,880 shares

(9)      Sole Dispositive Power                        None; see Items 3 & 5

(10)     Shared Dispositive Power                      155,445,880 shares

(11)     Aggregate Amount Beneficially Owned
         by Each Reporting Person                      155,445,880 shares

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]

Excludes shares beneficially owned by the executive officers and directors of Liberty, Vivendi Universal, Seagram and Universal. Excludes (i) Liberty Exchange Shares issuable to Liberty (ii) 282,161,530 shares of Common Stock or Class B Common Stock issuable to Universal upon exchange of shares of USANi LLC ("LLC Shares"), and (iii) 45,774,708 shares of Common Stock issuable to Liberty upon exchange of LLC Shares, each of which is subject to terms and conditions set forth in the Liberty Exchange Agreement and the Transaction Agreements previously filed by the parties as well as the agreements entered into in connection with the Proposed Transaction disclosed in this Schedule 13D. See Item 5.

(13)     Percent of Class Represented by Amount in Row (11)            36.6%

Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 47,120,888 shares of Common Stock which are currently exercisable by Mr. Diller. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 72.9% of the voting power of the Company.

(14)     Type of Reporting Person (See Instructions)

         CO

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A

                                 Statement of

                          LIBERTY MEDIA CORPORATION,
                                 BARRY DILLER,
                           UNIVERSAL STUDIOS, INC.,
                           THE SEAGRAM COMPANY LTD.,
                           VIVENDI UNIVERSAL, S.A.,
                                  BDTV INC.,
                                 BDTV II INC.,
                                 BDTV III INC.
                                      and
                                 BDTV IV INC.

       Pursuant to Section 13(d) of the Securities Exchange Act of 1934

                                 in respect of

                              USA NETWORKS, INC.

          This Report on Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of USA Networks, Inc., a Delaware corporation ("USA" or the "Company"). The Reports on Schedule 13D, as amended and supplemented, originally filed with the Commission by (i) the reporting group (the "Reporting Group") consisting of Liberty Media Corporation, a Delaware corporation ("Liberty"), Mr. Barry Diller, Universal Studios, Inc., a Delaware corporation ("Universal"), The Seagram Company Ltd., a Canadian corporation ("Seagram"), Vivendi Universal, S.A., a societe anonyme organized under the laws of the Republic of France ("Vivendi Universal"), BDTV INC., a Delaware corporation ("BDTV"), BDTV II INC., a Delaware corporation ("BDTV II"), BDTV III INC., a Delaware corporation ("BDTV III"), and BDTV IV, INC., a Delaware corporation ("BDTV IV") (each, a "Reporting Person"), on February 24, 1998 (the "Reporting Group Schedule 13D"), (ii) Liberty on July 19, 1999 (the "Liberty Schedule 13D"), (iii) Mr. Diller on August 29, 1995 (the "Barry Diller Schedule 13D"), (iv) Universal and Seagram on February 24, 1998 (the "Universal Schedule 13D"), (v) BDTV on August 16, 1996 (the "BDTV Schedule 13D"), (vi) BDTV II on December 24, 1996 (the "BDTV II Schedule 13D"), (vii) BDTV III on July 28, 1997 (the "BDTV III Schedule 13D"), (viii) BDTV IV on February 24, 1998 (the "BDTV IV Schedule 13D"), and (ix) Vivendi Universal on August 2, 2001 (the "Vivendi Schedule 13D") are each hereby amended and supplemented to include the information set forth herein. This Report on
Schedule 13D constitutes Amendment No. 9 to the Reporting Group Schedule 13D, Amendment No. 4 to the Liberty Schedule 13D, Amendment No. 19 to the Barry Diller Schedule 13D, Amendment No. 9 to the Universal Schedule 13D, Amendment No. 3 to the Vivendi Schedule 13D, Amendment No. 15 to the BDTV Schedule 13D, Amendment No. 12 to the BDTV II Schedule 13D, Amendment No. 10 to the BDTV III
Schedule 13D and Amendment No. 9 to the BDTV IV Schedule 13D. The Reporting Group Schedule 13D, the Liberty Schedule 13D, the Barry Diller Schedule 13D, the Universal Schedule 13D, the Vivendi Schedule 13D, the BDTV Schedule 13D, the BDTV II Schedule 13D, the BDTV III Schedule 13D and the BDTV IV Schedule 13D (each, as amended) are collectively referred to as the "Schedule 13D." Capitalized terms not defined herein have the meanings given to such terms in the prior Reports on Schedule 13D referred to in this paragraph.

          Information contained herein with respect to each Reporting Person and its executive officers, directors and controlling persons is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

ITEM 2.   Identity and Background

          The information contained in Item 2 of this Schedule 13D is hereby amended and supplemented by adding the following information:

          On August 10, 2001, AT&T Corp. ("AT&T"), the former parent corporation of Liberty, redeemed (the "Redemption") each outstanding share of Class A Liberty Media Group common stock, par value $1.00 per share (the "Class A Liberty Media Group Common Stock"), and Class B Liberty Media Group common stock, par value $1.00 per share (the "Class B Liberty Media Group Common Stock" and together with the Class A Liberty Media Group Common Stock, the "Liberty Media Group Common Stock"), in exchange for one share of a corresponding series of common stock of Liberty. Prior to the Redemption, the Liberty Media Group Common Stock was a tracking stock of AT&T intended to reflect the economic performance of the businesses and assets attributed to AT&T's Liberty Media Group. Upon the redemption, Liberty became the holder of all of the businesses and assets formerly attributed to AT&T's Liberty Media Group. As a result of the Redemption, Liberty became an independent, publicly traded company.

          Liberty's principal business address is 12300 Liberty Boulevard, Englewood, Colorado 80112. Schedule 3 attached to this Statement contains the following information concerning each director, executive officer and controlling person of Liberty: (i) name and residence or business address;
(ii) principal occupation or employment; and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule 3 is incorporated herein by reference and amends and restates Schedule 3 and Schedule 4 to the Schedule 13D in their entirety.

          To the knowledge of Liberty, each of the persons named on Schedule 3 (the "Schedule 3 Persons") is a United States citizen, except for David J.A. Flowers, who is a Canadian citizen. During the last five years, neither Liberty nor any of the Schedule 3 Persons (to the knowledge of Liberty) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither Liberty nor any of the Schedule 3 Persons (to the knowledge of Liberty) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          On December 6, 2001, Edgar Bronfman, Jr., Executive Vice Chairman of Vivendi Universal and the Vice Chairman of the Board of Directors of Vivendi Universal, announced that he would resign from his position as Executive Vice Chairman. Schedule 5 is incorporated herein by reference and amends and restates Schedule 5 to the Schedule 13D in its entirety.

ITEM 3.   Source and Amount of Funds or Other Consideration

          The information contained in Items 5 and 6 of this Schedule 13D is hereby incorporated by reference herein.

ITEM 4.   Purpose of the Transaction

          The information contained in Items 5 and 6 of this Schedule 13D is hereby incorporated by reference herein.

          Depending on market conditions and other factors, and subject to any restrictions described in Item 6 or contained in the agreements attached as Exhibits hereto or as previously filed as exhibits to this Schedule 13D, the Reporting Persons or their respective subsidiaries may purchase additional shares of Common Stock in the open market or in private transactions. Alternatively, depending on market conditions and other factors, and subject to any restrictions described in Item 6 or contained in the agreements attached as Exhibits hereto or previously filed as exhibits to this Schedule 13D, the Reporting Persons or their respective subsidiaries may sell all or some of their shares of Common Stock.

          Except as described in Item 6 or contained in the agreements attached as Exhibits hereto or previously filed as exhibits to this Schedule 13D, neither any Reporting Person nor, to the best of their knowledge, any of their respective directors or officers has plans or proposals that relate to or would in any of the actions set forth in clauses (a) through (j) of Item 4.

ITEM 5.   Interest in Securities of the Issuer

          The information contained in Item 6 of this Schedule 13D is hereby incorporated by reference herein.

          The information contained in Item 5 of this Schedule 13D is hereby amended and supplemented by adding the following information:

          As previously disclosed, Universal currently owns its interest in the Company primarily through its ownership of shares of USANi LLC. Liberty also owns a portion of its interest in the Company through its ownership of shares of USANi LLC and shares of Home Shopping Network, Inc. ("Holdco"), a subsidiary of the Company. Subject to certain restrictions, LLC Shares and Holdco shares are exchangeable into Common Stock and Class B Common Stock of the Company.

          Following the sale on August 21, 2001 of its television broadcast stations and associated broadcast licenses (the "Station Sale"), the Company informed Universal that the FCC foreign ownership restrictions no longer limit Universal's ability to own its equity interest directly in the Company. The Company also notified Liberty that as a result of the Station Sale, Liberty is permitted under FCC regulations to own shares of Common Stock issuable upon exchange of its LLC Shares and Holdco shares. The Company, Liberty and Universal have since discussed various alternatives in light of the changes resulting from the Station Sale.

          On December 16, 2001, Vivendi Universal and the Company announced an agreement between the Company, Liberty and Vivendi Universal relating to a series of transactions pursuant to which Vivendi Universal would acquire control of certain entertainment assets of the Company (such transaction and the related transactions described in this Schedule 13D, the "Proposed Transaction"). In connection with the Proposed Transaction, the Company, Universal and Liberty agreed in the Transaction Agreement, dated as of December 16, 2001 (the "Transaction Agreement"), among Vivendi Universal, Universal, the Company, USANi LLC, Liberty and Mr. Diller, that the Company will not take certain actions with respect to the LLC Shares and the Holdco shares, including causing Liberty or Universal to exchange such LLC Shares and Holdco shares, prior to the closing (the "Closing") of the Proposed Transaction. In addition, pursuant to the terms of the Transaction Agreement, Universal has an obligation to deliver to USANi LLC for cancellation all of the 282,161,530 LLC Shares that it currently holds as well as the 38,694,982 LLC Shares that Liberty is required to deliver to Universal as a consequence of the exchanges specified in the Merger Agreement (as defined below). Liberty also has an obligation to deliver 7,079,726 LLC Shares to the Company to be exchanged for shares of Common Stock.

          On October 20, 2001, 4,750,000 options to purchase Common Stock vested and became exercisable by Mr. Diller. As a result, currently, the members of the Reporting Group beneficially own 155,445,880 shares, corresponding to 36.6% of the shares of Common Stock. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 72.9% of the voting power of the Company.

          The Proposed Transaction would, if consummated, result in changes to the beneficial ownership of Common Stock of the Reporting Persons. After giving effect to the Proposed Transaction, the Reporting Group would beneficially own 37.7% of the shares of Common Stock and Class B Common Stock of the Company (without giving effect to the exchange of the Holdco shares held by Liberty or the Company's pending transaction with Expedia). Mr. Diller would continue to be entitled to a proxy with respect to shares representing approximately 73.1% of the voting power of the Company. The number of shares owned by Mr. Diller in the Company will not be affected by the Proposed Transaction. As a result of the Proposed Transaction, USANi LLC will be owned by the Company and Home Shopping Network, Inc.

          Robert R. Bennett, President and Chief Executive Officer of Liberty, owns 26,096 shares of Common Stock.

          Except as set forth or incorporated by reference herein, no Reporting Person or, to the best knowledge of each Reporting Person, any executive officer or director of such Reporting Person has effected any transaction in the Common Stock during the past 60 days.2

          Each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by each of the other Reporting Persons.

ITEM 6. Contracts, Arrangements, Understandings, or Relationships with Respect to the Securities of the Issuer

          The information contained in Item 5 of this Schedule 13D is hereby incorporated by reference herein.

          On December 16, 2001, in connection with the Proposed Transaction, certain Reporting Persons and additional parties entered into the following agreements with respect to the shares of Common Stock. The following summary description of these agreements is qualified in its



-----------------------
   2 Confirm.

entirety by reference to the exhibits hereto including such documents, which exhibits are incorporated herein by reference.

I. TRANSACTION AGREEMENT

A. General

          The Transaction Agreement provides for the structuring of a limited liability limited partnership (the "Partnership") among certain of the parties pursuant to a Limited Liability Limited Partnership Agreement. The Partnership will own (i) the film, television and theme park businesses currently conducted by Universal Studios, Inc. and (ii) the programming, television distribution, cable networks and film businesses conducted by the Company and its affiliates, including USA Films LLC, Studios USA LLC and USA Cable LLC.

B. Transfer of Interests

          At the Closing, subject to satisfaction of certain conditions, and immediately after the exchanges contemplated by the Merger Agreement (as discussed below), among other things, the operative provisions of the Exchange Agreement will be terminated and the LLC Shares will no longer be exchangeable into shares of the Company. Thereafter, USANi LLC will distribute to Universal interests in certain of its subsidiaries in return for the cancellation of the 320,856,512 LLC Shares that will be owned by Universal and its affiliates as of the Closing. Universal and its affiliates will contribute their rights and interests in the businesses described above (including the interests distributed by USANi LLC) to the Partnership, and the Company, USANi LLC and their affiliates will contribute to the Partnership their rights and interests in the businesses described above, in each case, in return for interests in the Partnership.

          It is also contemplated as part of the transactions that the Company will issue warrants (the "Equity Warrants") in three tranches to Universal to purchase an aggregate of 60,467,735 shares of Common Stock and that the number of Equity Warrants will be reduced if the proposed transaction between the Company and Expedia is not consummated. The terms of the Equity Warrants are described in further detail below.

II. MERGER AGREEMENT

          The Agreement and Plan of Merger and Exchange (the "Merger Agreement"), dated as of December 16, 2001, among Vivendi Universal, Universal, Liberty and their respective affiliates signatories thereto, provides for share exchanges and mergers that would, if consummated, affect the Reporting Group's beneficial ownership of the Common Stock.

A. Share Exchanges and Mergers

          Pursuant to the Merger Agreement, subject to satisfaction of customary conditions precedent, subsidiaries of Liberty will transfer to affiliates of Vivendi Universal 25,000,000 shares of Common Stock of the Company and certain other assets in exchange for ordinary shares of Vivendi Universal. In addition, Vivendi Universal will acquire, through merger of its subsidiaries with subsidiaries of Liberty, 38,694,982 LLC Shares in return for ordinary shares of Vivendi Universal. As consideration for the shares of Common Stock, the LLC Shares and the other assets, Vivendi Universal will transfer to Liberty and its affiliates 37,386,436 ordinary shares of Vivendi Universal, which will be delivered in the form of American Depositary Shares.

III. AMENDED AND RESTATED GOVERNANCE AGREEMENT

A. General

          On December 16, 2001, the Company, Vivendi Universal, Universal, Liberty and Mr. Diller entered into an Amended and Restated Governance Agreement (the "Amended and Restated Governance Agreement"). The Amended and Restated Governance Agreement will be effective as of the Closing and sets forth restrictions on the acquisition of additional equity securities of the Company and other conduct restrictions, in each case, applicable to Vivendi Universal and its affiliates. In addition, the Amended and Restated Governance Agreement governs Vivendi Universal's and Liberty's rights of representation on the Company's Board of Directors and Liberty's and Mr. Diller's rights to approve certain actions by the Company.

          The Amended and Restated Governance Agreement amends and restates the Governance Agreement, dated as of October 19, 1997, and provides for certain amendments to the Investment Agreement, dated as of October 19, 1997, as amended from time to time, eliminating preemptive rights held by Universal, but retaining these rights for Liberty, as described in further detail below.

B. Restrictions on Universal's Acquisition of Additional Equity
Securities and other Conduct Restrictions

          Pursuant to the Amended and Restated Governance Agreement, Vivendi Universal agrees that neither it nor its affiliates will acquire the beneficial ownership of any additional equity securities of the Company until such time that the equity securities beneficially owned by Vivendi Universal and its affiliates represent less than 20% (the "Trigger Date") of the total equity securities of the Company. Following the Trigger Date, Vivendi Universal will not acquire beneficial ownership of any additional equity securities of the Company if following such acquisition Vivendi Universal and its affiliates would beneficially own equity securities that represent more than 20% of the total equity securities of the Company. Notwithstanding any of the foregoing, Vivendi Universal and its affiliates may continue to beneficially own any Common Stock currently owned by them and any Common Stock issuable upon exercise of such Equity Warrants. Such restrictions will cease to apply upon the later of (i) the "CEO Termination Date" (i.e., the date that is the later of the date that Mr. Diller no longer serves as Chief Executive Officer of the Company and such date that Mr. Diller no longer holds a proxy to vote Universal's shares of the Company under the Amended and Restated Stockholders Agreement) and (ii) the date following which Vivendi Universal ceases to have the right to appoint a director to the Board of Directors of the Company.

          During the same period, Vivendi Universal and its affiliates have agreed not to: (i) act, alone or in concert with others, to seek to affect to influence the management, business or operations of the Company; (ii) enter into any kind of arrangement (e.g., a voting trust) with respect to the voting of equity securities of the Company; (iii) propose any merger or other business combination involving the Company, provided that discussions to that effect are not prohibited if Mr. Diller participates; (iv) make or participate in a solicitation of proxies to vote equity securities in the Company; (v) act, alone or in concert with others, for the purpose of acquiring voting or selling equity securities in the Company, or (vi) request any amendment to or waiver of any of these covenants.

         Except in connection with open market transactions, Vivendi Universal and its affiliates are not entitled to transfer to any single third party transferee, in the aggregate, 10% or more of the total equity securities of the Company, unless Vivendi Universal and its affiliates cause such third party transferee to agree to the acquisition and conduct restrictions described above.

C. Representation on the Board of Directors and CEO

          Under the terms of the Amended and Restated Governance Agreement, immediately following the Closing:

         (i) the Board of Directors of the Company will include Jean-Marie Messier and Phillippe Germond;

         (ii) Vivendi Universal will have the right to nominate up to two directors so long as the number of equity securities beneficially owned by Vivendi Universal and its affiliates is at least equal to 75% of the number of equity securities beneficially owned by Vivendi Universal and its affiliates immediately following the Closing (so long as the ownership percentage of Vivendi Universal and its affiliates is at least equal to the lesser of (x) 15% of the total equity securities of the Company and (y) the percentage that is five percentage points less than the percentage of the total equity securities beneficially owned by Vivendi Universal and its affiliates immediately following the Closing); and

         (iii) Vivendi Universal will have the right to nominate one director so long as Vivendi Universal and its affiliates beneficially own a number of equity securities at least equal to 50% of the number of the equity securities beneficially owned by them immediately following the Closing (so long as the ownership percentage of Vivendi Universal and its affiliates is at least equal to 10% of the total equity securities of the Company).

         Under the terms of the Amended and Restated Governance Agreement, immediately following the Closing:

         (i) the Board of Directors of the Company will include John C. Malone, Chairman of the Board of Directors of Liberty, and Robert
         R. Bennett, President and Chief Executive Officer of Liberty;

         (ii) Liberty will have the right to nominate up to two directors so long as the number of equity securities beneficially owned by Liberty and its affiliates is at least equal to 75% of the number of equity securities beneficially owned by Liberty and its affiliates immediately following the Closing (so long as the ownership percentage of Liberty and its affiliates is at least equal to the lesser of (x) 15% of the total equity securities of the Company and
         (y) the percentage that is five percentage points less than the percentage of the total equity securities beneficially owned by Liberty and its affiliates immediately following the Closing);

         (iii) Liberty will have the right to nominate one director so long as Liberty beneficially owns a number of equity securities at least equal to 50% of the number of the equity securities beneficially owned by them immediately following the Closing (so long as Liberty's ownership percentage is at least equal to 5% of the total equity securities of the Company); and

         (iv) the Company will use reasonable best efforts to cause one of Liberty's designees to be a member of a committee of the Company's Board of Directors and, to the extent the person designated by Liberty qualifies as a member of the Compensation Committee of the Company's Board of Directors under applicable tax and securities laws and regulations, the Company will seek to have such person appointed to the Compensation Committee.

         Pursuant to the terms of the Amended and Restated Governance Agreement, the Company will cause each director that Vivendi Universal or Liberty nominates, as the case may be, to be included in the slate of nominees recommended by the Board of Directors to the Company's stockholders for election as directors at each annual meeting of the stockholders of the Company and will use all reasonable efforts to cause the election of each such director including soliciting proxies in favor of the election of such persons.

          As long as Mr. Diller is Chief Executive Officer of the Company ("CEO") and has not become Disabled, he will have full authority to run the Company's business on a day-to-day basis. "Disabled" when used in the Amended and Restated Governance Agreement or the Amended and Restated Stockholders Agreement means a disability that continues for 180 consecutive days and that is determined by a designated physician to be total and permanent (i.e., a mental or physical incapacity that prevents Mr. Diller from managing the business affairs of the Company) and that continues for longer than 90 days following the receipt of notice from the Company that a disability has occurred.

D. Contingent Matters

          The Company has agreed that neither the Company nor its affiliates will take the following actions ("Contingent Matters") without the prior approval of Liberty and Mr. Diller so long as (i) in the case of Liberty, Liberty beneficially owns at least two-thirds of the number of equity securities of the Company beneficially owned by it immediately after the Closing and (ii) in the case of Mr. Diller, he beneficially owns at least 20 million shares of Common Stock (including options to purchase Common Stock, whether or not then exercisable), the CEO Termination Date has not occurred and Mr. Diller has not become Disabled);

(a) any transaction not in the ordinary course of business, launching new or additional channels or engaging in any new field of business which will result in or is reasonably likely to result in such stockholder's being required under law to divest itself of all or any part of its Company securities, or any material assets or render any such ownership illegal or subject such stockholder to any fines, penalties or material additional restrictions or limitations, based only on the equity securities of the Company or other material assets Liberty or Mr. Diller or any of their respective affiliates hold as of the Closing;

(b) if the Company's Total Debt Ratio (as defined therein) ratio equals or exceeds 4:1 over a twelve-month period,

         (i) any combination of the following, in any case, in one transaction or a series of transactions during a six-month period, with a value of 10% or more of the market value of the Company's outstanding equity securities at the time of such transaction:

                  (A) acquiring or disposing (including pledges) of any assets or business;

                  (B) granting or issuing any debt or equity securities of the Company or any of its subsidiaries other than as contemplated by, among other things, the Liberty Exchange Agreement;

                  (C) redeeming, repurchasing or reacquiring any debt or equity securities of the Company or any of its subsidiaries other than as contemplated by, among other things, the Liberty Exchange Agreement; or

                  (D)      incurring any indebtedness.

         (ii) voluntarily commencing any liquidation, dissolution or winding up of the Company or any material subsidiary.

         (iii) making any material amendments to the Certificate of Incorporation or Bylaws of the Company;

         (iv) engaging in any line of business other than media, communications and entertainment products, services and programming, and electronic retailing, or other businesses engaged in by the Company as of the date of determination of the Total Debt Ratio;

         (v) adopting any stockholder rights plan (or any other plan or arrangement that could reasonably be expected to disadvantage any stockholder on the basis of the size or voting power of its shareholding) that would adversely affect Liberty or Mr. Diller;

         (vi) entering into any agreement with any holder of the Company's equity securities in such stockholder's capacity as such which grants such stockholder with approval rights similar in type and magnitude to the Contingent Matters provisions of the Amended and Restated Governance Agreement.

E.  Liberty's Preemptive Rights

          Pursuant to the Amended and Restated Stockholders Agreement, in the event that after the Closing, the Company issues or proposes to issue (other than the Company and its affiliates or Liberty and its affiliates and other than an excluded issuance) any shares of Common Stock or Class B Common Stock (including shares issued upon exercise, conversion or exchange of options, warrants and convertible securities but excluding shares of Common Stock issued upon conversion of Class B Common Stock and exchange shares issued in accordance with the Liberty Exchange Agreement), Liberty shall have certain preemptive rights that entitle it to purchase or cause one of its affiliates to purchase for cash a number of shares so that Liberty shall maintain the identical percentage equity beneficial ownership in the Company interest that Liberty owned immediately prior to such issuance or proposed issuance. Any such purchase by Liberty will be allocated between Common Stock and Class B Common Stock in the same proportion as the issuance or issuances giving rise to the preemptive right, except to the extent that Liberty opts to acquire shares of Common Stock in lieu of shares of Class B Common Stock.

F.  Registration Rights

          Vivendi Universal and its affiliates, Liberty and Mr. Diller shall be entitled to customary registration rights with respect to shares of Common Stock (and in the case of Vivendi Universal and its affiliates, the Equity Warrants) owned by them as of the Closing or acquired from the Company in the future (including the ability to transfer registration rights in connection with the sale or other disposition of Common Stock). Vivendi Universal and its affiliates, Liberty and Mr. Diller will be entitled to demand registration rights but no more than four in the case of Vivendi Universal and its affiliates, four in the case of Liberty, and three in the case of Mr. Diller. The costs of such registration shall be paid by the Company. The Company will not be required to register such shares if a stockholder would be permitted to sell the shares in the quantities proposed to be sold at such time in one transaction under Rule 144 of the Securities Act or under another comparable exemption from registration.

IV. AMENDED AND RESTATED STOCKHOLDERS AGREEMENT

A. General

          On December 16, 2001, the Company, Vivendi Universal, Universal, Liberty and Mr. Diller entered into an Amended and Restated Stockholders Agreement (the "Amended and Restated Stockholders Agreement"), which will become effective at the Closing and supersede the Stockholders Agreement among Universal, Liberty, Mr. Diller, the Company and Seagram, dated as of October 19, 1997.

B. Corporate Governance

          Each party has agreed to vote against any Contingent Matter if Mr. Diller and Liberty do not approve such transaction. Universal, Liberty and Mr. Diller have also agreed to vote all Company securities over which they have voting control in favor of the respective designees of Universal and Liberty to the Company's Board of Directors.

          Each of Universal and Liberty has granted to Mr. Diller an irrevocable proxy with respect to all Company securities owned by Universal and Liberty for all matters, except, with respect to the proxy granted by Liberty, for Contingent Matters to which Liberty has not consented. The proxy will generally remain in effect until the earlier of the CEO Termination Date or such date that Mr. Diller becomes Disabled, provided that Mr. Diller still owns at least 20,000,000 shares of Common Stock (including options).

C. Restrictions on Transfers

          Until the earlier of the CEO Termination Date or such date that Mr. Diller becomes Disabled, subject to the other provisions of the Amended and Restated Stockholders Agreement, neither Liberty nor Mr. Diller can transfer shares of Common Stock or Class B Common Stock, other than (i) transfers by Mr. Diller to pay taxes relating to certain Company incentive compensations and stock options, (ii) transfers to each party's respective affiliates, (iii) certain pledges relating to financings, and (iv) transfers of options or Company's stock in connection with "cashless exercises" or Mr. Diller's options. These restrictions are subject to a number of exceptions (which exceptions are generally subject to the rights of first refusal as described below):

         (i) either stockholder may transfer shares of Common Stock or Class B Common Stock to an unaffiliated third party or Universal subject to tag-along rights described below;

         (ii) either stockholder may transfer Common Stock or Class B Common Stock so long as, in the case of Mr. Diller, he continues to beneficially own at least 4,400,000 shares of Common Stock or Class B Common Stock (including stock options) and, in the case of Liberty, Liberty continues to beneficially own 4,000,000 shares of Company securities, and in the case of a transfer of an interest in or shares of Common Stock or Class B Common Stock held by the BDTV Entities, after such transfer, Liberty and Mr. Diller collectively control 50.1% of the total voting power of Company; or

         (iii) either stockholder may transfer Company stock so long as it complies with the requirements of Rule 144 or Rule 145 and, in the case of a transfer of an interest in or shares of Common Stock or Class B Common Stock held by the BDTV Entities, after such transfer, Liberty and Mr. Diller collectively control 50.1% of the total voting power of the Company.

D. Tag-Along Rights and Rights of First Refusal

          Mr. Diller and Liberty are entitled to a right to "tag-along" (i.e., participate on a pro rata basis) on sales of Common Stock or Class B Common Stock by the other to any third party. Liberty's tag- along right will not be triggered in case of (i) sales by Mr. Diller of an aggregate of not more than 4,000,000 shares of Common Stock or Class B Common Stock within any rolling 12-month period, (ii) transfers by Mr. Diller to pay taxes relating to certain Company incentive compensation and stock options or transfers in connection with "cashless exercises" or Mr. Diller's options, (iii) market sales or (iv) generally when Mr. Diller is no longer CEO.

          Mr. Diller has a right of first refusal with respect to sales by Universal and its affiliates of Common Stock or Class B Common Stock. Such right will not be triggered in case of (i) transfers between affiliates of Vivendi Universal, (ii) market sales, in aggregate, of not more than 1,000,000 shares of Common Stock or Class B Common Stock within any rolling 12-month period, and (iii) transfers of an aggregate of not more than 4,000,000 shares of Common Stock or Class B Common Stock within any rolling 12-month period. Liberty also has a substantially similar right of first refusal on the sales of shares of Common Stock and Class B Common Stock by Vivendi Universal and its affiliates, subject to Mr. Diller's right of first refusal.

          Each of Mr. Diller and Liberty is entitled to a right of first refusal in the case of a transfer by the other of Common Stock or Class B Common Stock to a third-party unless, (i) such third-party is an affiliate of the selling shareholder, (ii) not more than 4,000,000 shares of Common Stock or Class B Common Stock on aggregate are transferred within any rolling 12-month period or (iii) not more than 1,000,000 shares of Common Stock or Class B Common Stock are transferred within any rolling 12-month period through market sales.

E. Transfers of Shares of Class B Common Stock

          If a party to the Amended and Restated Stockholders Agreement proposes to transfer shares of Class B Common Stock, the other parties are entitled to swap any shares of Common Stock they own for such shares, Mr. Diller having the priority over Liberty in case of transfers made by Universal. To the extent there remain shares of Class B Common Stock that the selling stockholder would otherwise transfer to a third party, such shares must be converted into shares of Common Stock prior to the transfer. This restriction does not apply to, among other transfers, to transfers among the parties and their affiliates.

F. BDTV Entity Arrangements

          Mr. Diller and Liberty will continue to have the same arrangements with respect to the voting control and ownership of BDTV, BDTV II, BDTV III, BDTV IV and any other BDTV entity that may be formed (collectively, the "BDTV Entities").

G. Termination of Amended and Restated Stockholders Agreement

          Universal's rights and obligations under the Amended and Restated Stockholders Agreement generally terminate at such time as Universal no longer beneficially owns at least 5% of the total equity securities of the Company.

          Mr. Diller's and Liberty's rights under the Amended and Restated Stockholders Agreement generally terminate at such time as, in the case of Mr. Diller, he no longer beneficially owns at least 4,400,000 shares of Common Stock or Class B Common Stock and, in the case of Liberty, 4,000,000 shares of Common Stock or Class B Common Stock. Liberty's tag-along rights terminate at such time as it and its affiliates cease to beneficially own at least 5% of the outstanding shares of Common Stock and Class B Common Stock.

          Mr. Diller's rights under the Amended and Restated Stockholders Agreement generally terminate if the CEO Termination Date has occurred or if Mr. Diller has become Disabled.

V.       WARRANT AGREEMENT

          In conjunction with the Proposed Transaction, the Company has agreed to issue at the Closing to Universal the Equity Warrants and to enter into an equity warrant agreement, substantially in the form of Exhibit B to the Transaction Agreement, with The Bank of New York, as equity warrant agent. Each Equity Warrant represents the right to purchase one share of Common Stock, par value $.01 per share, of the Company (subject to adjustment to protect against dilution). Each Equity Warrant will be exercisable commencing six months from the date of issuance until its expiration date on the tenth anniversary of its issuance. Holders of Equity Warrants will not be entitled, by virtue of being such holders, to have any rights of holders of Common Stock until they exercise their Equity Warrants.

         The Equity Warrants will be issued in three tranches as follows:

         Number of Equity Warrants            Exercise Price Per Equity Warrant
         -------------------------            ---------------------------------
                24,187,094                                 $27.50
                24,187,094                                 $32.50
                12,093,547                                 $37.50

          The number of Equity Warrants will be reduced if the proposed transaction between the Company and Expedia is not consummated. It is contemplated that in the event of such an adjustment, there would be an aggregate of 57,119,525 Equity Warrants, comprised of 22,847,810 Equity Warrants with an exercise price of $27.50, 22,847,810 Equity Warrants with an exercise price of $32.50, and 11,423,905 Equity Warrants with an exercise price of $37.50.

          Neither the Common Stock issuable upon exercise of the Equity Warrants nor the Equity Warrants will be registered under the Securities Act as of the Closing. Universal has certain enumerated demand registration rights, which are outlined in the Amended and Restated Governance Agreement and the Equity Warrants are transferable, except in accordance with the limitations outlined in the Amended and Restated Governance Agreement and the Amended and Restated Stockholders Agreement.

VI. PARTNERSHIP AGREEMENT

          At the Closing, as provided in the Transaction Agreement, Universal, the Company, USANi LLC and Mr. Diller will execute a Limited Liability Limited Partnership Agreement (the "Partnership Agreement"), substantially in the form attached thereto. The Partnership Agreement governs the formation and management of the Partnership, the terms of the preferred and common interests in the Partnership, distributions, the transfer of interests in the Partnership and the dissolution and liquidation of the Partnership.

          Common interests in the Partnership will be held by Universal (through one or more wholly owned subsidiaries), the Company, USANi LLC and Mr. Diller in participation percentages of 93.06%, 0.54%, 4.90% and 1.50% respectively. The Company will also hold an additional equity interest consisting of a class A preferred interest with $750,000,000 face value, which will accrete at a rate of 5.0% per annum, and a class B preferred interest with $1,750,000,000 face value, which will accrete at a rate of 1.4% per annum. The Company will also receive cumulative preferred distributions in respect of the class B preferred interests of the Partnership at a rate of 3.6% per annum. Further, at the Closing, the Company is expected to receive a $1,618,710,396 cash distribution from the Partnership.

          Pursuant to the terms of the Partnership Agreement beginning on the twentieth anniversary of the Closing, Vivendi Universal and/or Universal will have the right to purchase all (but not less than all) of the class B preferred interests held by the Company and its affiliates, and the Company and its affiliates will have the right to sell such interests to Universal in return for the lesser of (i) 56,611,308 shares of Common Stock and Class B Common Stock in the aggregate, and (ii) the number of shares of Common Stock or Class B Common Stock with an aggregate market value equal to the then-face value of the class B interests. Universal may, at its election, deliver cash in lieu of shares of Common Stock (but not Class B Common Stock) otherwise required pursuant to the terms of the class B preferred interests of the Partnership.

          In accordance with the terms of the Transaction Agreement and until such time as the obligations with respect to the put and call options described above have been satisfied, Universal and its affiliates will at all times retain at least 43,181,308 shares of Common Stock and 13,430,000 shares of Class B Common Stock, in each case free of any liens.

ITEM 7.   Material to be Filed as Exhibits

          The information contained in Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following information:

          The following documents are filed as exhibits to this statement:

         44. Transaction Agreement, dated as of December 16, 2001, by and among Vivendi Universal, S.A., Universal Studios, Inc., the Company,
USANi LLC, Liberty Media Corporation and Barry Diller.

         45. Agreement and Plan of Merger and Exchange, dated as of December 16, 2001, by and among Vivendi Universal, S.A., Light France Acquisition 1, S.A.S., Universal Studios, Inc., the Company, additional merger subsidiaries listed on the signature page thereto, Liberty Media Corporation, Liberty Programming Company LLC, Liberty Programming France, Inc., LMC USA VII, Inc., LMC USA VIII, Inc., LMC USA X, Inc., Liberty HSN LLC Holdings, Inc., and the Liberty Holding entities listed in the signature pages thereto.

         46. Amended and Restated Governance Agreement, dated as of December 16, 2001, by and among the Company, Universal Studios, Inc., Liberty Media Corporation, Barry Diller and Vivendi Universal, S.A.

         47. Amended and Restated Stockholders Agreement, dated as of December 16, 2001, by and among Universal Studios, Inc., Liberty Media Corporation and Barry Diller.

         48. Form of Limited Liability Limited Partnership Agreement of [Vivendi Universal Entertainment] L.L.L.P., among a wholly owned subsidiary of Universal Studios, Inc., USA Networks, Inc., USANi LLC and Barry Diller.

         49. Form of Equity Warrant Agreement between USA Networks, Inc. and The Bank of New York.

                                  SIGNATURES

          After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Dated: December 20, 2001


                                             LIBERTY MEDIA CORPORATION



                                             By:  /s/ Charles Y. Tanabe
                                                --------------------------------
                                                Name:  Charles Y. Tanabe
                                                Title: Senior Vice President
                                                       and General Counsel



                                             BARRY DILLER

                                                  /s/ Barry Diller
                                             -----------------------------------



                                             UNIVERSAL STUDIOS, INC.



                                             By: /s/ Howard Miller
                                                --------------------------------
                                                Name:  Howard Miller
                                                Title: Assistant Secretary



                                             THE SEAGRAM COMPANY LTD.



                                             By: /s/ John R. Preston
                                                --------------------------------
                                                Name:  John R. Preston
                                                Title: Senior Vice President



                                             By: /s/ George E. Bushnell III
                                                 -------------------------------
                                                Name:   George E. Bushnell III
                                                Title:  Secretary



                                             VIVENDI UNIVERSAL, S.A.



                                             By: /s/ George E. Bushnell III
                                                 -------------------------------
                                                  Name:   George E. Bushnell III
                                                  Title:  Vice President

                                             BDTV INC., BDTV II INC.,
                                             BDTV III INC., BDTV IV INC.


                                             By:  /s/ Barry Diller
                                                --------------------------------
                                                Name:   Barry Diller
                                                Title:  President

                               INDEX TO EXHIBITS


1. Written Agreement between TCI and Mr. Diller regarding Joint Filing of Schedule 13D./*/

2. Definitive Term Sheet regarding Stockholders Agreement, dated as of August 24, 1995, by and between Liberty Media Corporation and Mr. Diller./*/

3. Definitive Term Sheet regarding Equity Compensation Agreement, dated as of August 24, 1995, by and between the Company and Mr. Diller./*/

4.       Press Release issued by the Company and Mr. Diller, dated
         August 25, 1995./*/

5. Letter Agreement, dated November 13, 1995, by and between Liberty Media Corporation and Mr. Diller./*/

6. Letter Agreement, dated November 16, 1995, by and between Liberty Media Corporation and Mr. Diller./*/

7.       First Amendment to Stockholders Agreement, dated as of
         November 27, 1995, by and between Liberty Media Corporation and Mr. Diller./*/

8. Agreement and Plan of Merger, dated as of November 27, 1995, by and among Silver Management Company, Liberty Program Investments, Inc., and Liberty HSN, Inc./*/

9. Exchange Agreement, dated as of November 27, 1995, by and between Silver Management Company and Silver King Communications, Inc./*/

10. Agreement and Plan of Merger, dated as of November 27, 1995, by and among Silver King Communications, Inc., Thames Acquisition Corp. and Savoy Pictures Entertainment, Inc./*/

11. Voting Agreement, dated as of November 27, 1995, by and among Certain Stockholders of the Company and Savoy Pictures
         Entertainment, Inc./*/

12. Letter Agreement, dated March 22, 1996, by and between Liberty Media Corporation and Barry Diller./*/

13. In re Applications of Roy M. Speer and Silver Management Company, Federal Communications Commission Memorandum and Order, adopted March 6, 1996 and released March 11, 1996./*/

14. In re Applications of Roy M. Speer and Silver Management Company, Request for Clarification of Silver Management Company, dated April 10, 1996./*/

15. In re Applications of Roy M. Speer and Silver Management Company, Federal Communications Commission Memorandum Opinion and Order and Notice of Apparent Liability, adopted June 6, 1996 and released June 14, 1996./*/

16.      Amended and Restated Joint Filing Agreement of TCI, Mr. Diller and
         BDTV./*/

17.      Amended and Restated Certificate of Incorporation of BDTV INC./*/

18. Press Release issued by the Company and Home Shopping Network, Inc., dated August 26, 1996./*/

19. Agreement and Plan of Exchange and Merger, dated as of August 25, 1996, by and among the Company, Home Shopping Network, Inc., House Acquisition Corp., and Liberty HSN, Inc./*/

20. Termination Agreement, dated as of August 25, 1996, among the Company, BDTV Inc., Liberty Program Investments, Inc., and Liberty HSN, Inc./*/

21. Voting Agreement, dated as of August 25, 1996, by and among Certain Stockholders of Home Shopping Network, Inc. and the Company./*/

22. Voting Agreement, dated as of August 25, 1996, by and among Barry Diller, Liberty Media Corporation, Arrow Holdings, LLC, BDTV Inc., and Home Shopping Network, Inc./*/

23. Letter Agreement, dated as of August 25, 1996, by and between Liberty Media Corporation and Barry Diller./*/

24. Second Amended and Restated Joint Filing Agreement by and between TCI, Mr. Diller, BDTV Inc. and BDTV II Inc./*/

25. Stock Exchange Agreement, dated as of December 20, 1996, by and between the Company and Liberty HSN, Inc./*/

26. Letter Agreement, dated as of February 3, 1997, by and between BDTV INC. and David Geffen./*/

27. Stock Exchange Agreement, dated as of May 20, 1997, by and between HSN, Inc. and Mr. Allen./*/

28. Stockholders Agreement, dated as of May 20, 1997, by and among, Mr. Diller, Mr. Allen and Liberty Media Corporation./*/

29. Letter Agreement, dated as of May 20, 1997, by and between Mr. Diller and Liberty Media Corporation./*/

30. Third Amended and Restated Joint Filing Agreement by and between TCI, Mr. Diller, BDTV Inc., BDTV II Inc. and BDTV III Inc./*/

31.      Certificate of Incorporation of BDTV III Inc./*/

32. Investment Agreement among Universal Studios, Inc., HSN, Inc., Home Shopping Network, Inc. and Liberty Media Corporation, dated as of October 19, 1997 as amended and restated as of December 18, 1997./*/

33. Governance Agreement among HSN, Inc., Universal Studios, Inc., Liberty Media Corporation and Barry Diller, dated as of
         October 19, 1997./*/

34. Stockholders Agreement among Universal Studios, Inc., Liberty Media Corporation, Barry Diller, HSN, Inc. and The Seagram Company Ltd. dated as of October 19, 1997./*/

35. Spinoff Agreement among Liberty Media Corporation, Universal Studios, Inc. and HSN, Inc. dated as of October 19, 1997./*/

36. Exchange Agreement among HSN, Inc., Universal Studios, Inc. and Liberty Media Corporation, dated as of October 19, 1997./*/

37. Amended and Restated LLC Operating Agreement of USANi LLC, by and among USA Networks, Inc., Home Shopping Network, Inc., Universal Studios, Inc., Liberty Media Corporation and Barry Diller, dated as of February 12, 1998./*/

38. Letter Agreement between Liberty HSN, Inc. and HSN, Inc., dated as of October 19, 1997./*/

39. Fourth Amended and Restated Joint Filing Agreement between Tele-Communications, Inc., Universal Studios, Inc., The Seagram Company Ltd. and Barry Diller, dated as of February 23, 1998./*/

40.      Certificate of Incorporation of BDTV IV INC./*/

41. Fifth Amended and Restated Joint Filing Agreement by and among Tele-Communications, Inc., Liberty Media Corporation, Barry Diller, Universal Studios, Inc., The Seagram Company Ltd., BDTV INC., BDTV II INC., BDTV III INC. and BDTV IV INC, dated as of July 19, 1999./*/

42. Sixth Amended and Restated Joint Filing Agreement by and among Liberty Media Corporation, Barry Diller, Universal Studios, Inc., The Seagram Company Ltd., Vivendi Universal, BDTV INC., DDTV II INC., BDTV III INC. and BDTV IV INC. dated as of June 22, 2001. /*/

43. Letter Agreement, dated July 15, 2001, by and among the Company, Mr. Diller, Universal and Liberty./*/

44. Transaction Agreement, dated as of December 16, 2001, by and among Vivendi Universal, S.A., Universal Studios, Inc., the Company, USANi LLC, Liberty Media Corporation and Barry Diller.

45. Agreement and Plan of Merger and Exchange, dated as of December 16, 2001, by and among Vivendi Universal, S.A., Light France Acquisition 1, S.A.S., Universal Studios, Inc., the Company, additional merger subsidiaries listed on the signature page thereto, Liberty Media Corporation, Liberty Programming Company LLC, Liberty Programming France, Inc., LMC USA VII, Inc., LMC USA VIII, Inc., LMC USA X, Inc., Liberty HSN LLC Holdings, Inc., and the Liberty Holding entities listed in the signature page thereto.

46.      Amended and Restated Governance Agreement, dated as of
         December 16, 2001, by and among the Company, Universal Studios, Inc., Liberty Media Corporation, Barry Diller, and Vivendi Universal, S.A.

47.      Amended and Restated Stockholders Agreement, dated as of
         December 16, 2001, by and among Universal Studios, Inc., Liberty Media Corporation and Barry Diller.

48. Form of Limited Liability Limited Partnership Agreement of [Vivendi Universal Entertainment] L.L.L.P., among a wholly owned subsidiary of Universal Studios, Inc., USA Networks, Inc., USANi LLC and
         Barry Diller.

49. Form of Equity Warrant Agreement between USA Networks, Inc. and The Bank of New York.



/*/ Previously filed.

Schedule 3 of the Schedule 13D is hereby amended to read in its entirety as follows:

                                  SCHEDULE 3

         DIRECTORS AND EXECUTIVE OFFICERS OF LIBERTY MEDIA CORPORATION


          The name and present principal occupation of each director and executive officer of Liberty Media Corporation are set forth below. Unless otherwise noted, the business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112. All executive officers and directors listed on this Schedule 3 are United States citizens, except for David J.A. Flowers, who is a Canadian citizen.


Name and Business Address              Principal Occupation
-------------------------
John C. Malone                         Chairman of the Board and Director of
                                       Liberty

Robert R. Bennett                      President, Chief Executive Officer and
                                       Director of Liberty; Chairman of the
                                       Board and Director of Liberty Digital,
                                       Inc.

Donne Fisher                           Director of Liberty; President-Venture
                                       Capital, Fisher Capital Partners Ltd.

Gary S. Howard                         Executive Vice President, Chief
                                       Operating Officer and Director of
                                       Liberty; Chairman of the Board and
                                       Director of Liberty Satellite &
                                       Technology, Inc.

Paul A. Gould                          Director of Liberty; Managing Director
   Allen & Company Incorporated        of Allen & Company Incorporated
   711 5th Avenue, 8th Floor
   New York, NY 10022

Jerome H. Kern                         Director of Liberty; Consultant, Kern
   Kern Consulting LLC                 Consulting LLC
   4600 S. Syracuse Street
   Denver, CO 80237

Larry E. Romrell                       Director of Liberty

David J.A. Flowers                     Senior Vice President and Treasurer of
                                       Liberty

Elizabeth M. Markowski                 Senior Vice President of Liberty

Charles Y. Tanabe                      Senior Vice President, General Counsel
                                       and Secretary of Liberty


Peter N. Zolintakis                    Senior Vice President of Liberty

Christopher W. Shean                    Vice President and Controller of
                                        Liberty



          Schedule 4 of the Schedule 13D is hereby deleted in its entirety.

Schedule 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

                                  SCHEDULE 5

          DIRECTORS AND EXECUTIVE OFFICERS OF VIVENDI UNIVERSAL, S.A.


          Set forth below is the name, business address, principal occupation or employment and citizenship of each director and executive officer of Vivendi Universal. Unless otherwise indicated, the business address of each person listed below is 42, Avenue de Friedland, 75380 Paris Cedex 08, France.

Name and Business              Principal Occupation
Address                  or Employment and Business Address          Citizenship
-------                  ----------------------------------          -----------

Jean-Marie Messier      Chairman and CEO of Vivendi                    France
                        Universal.

Eric Licoys             Co-COO Vivendi Universal.                      France

Pierre Lescure          Chairman and CEO of CANAL+, Chairman           France
                        of the Executive Board of Groupe
                        CANAL+ and Co-COO of Vivendi
                        Universal.

Bernard Arnault         Chairman and CEO of LVMH.                      France
                        30, avenue Hoche
                        75008 Paris, France

Jean-Louis Beffa        Chairman and CEO of Compagnie de               France
                        Sain-Gobain.
                        Les Miroirs
                        92096 Paris Cedex
                        27, France

Edgar Bronfman, Jr.     Vice Chairman of the Board of                  United
                        Directors of Vivendi Universal.                States

Richard H. Brown        Chairman and CEO of Electronic Data            United
                        Systems Corporation.                           States
                        5400 Legacy Drive
                        Plano, Texas 75024-3198

Jean-Marc Espalioux     Chairman of the Executive Board of             France
                        Accor.
                        Tour Maine Montparnasse
                        33, avenue du Maine
                        75755 Paris Cedex
                        15, France

Philippe Foriel-        Chairman and CEO of Adecco                     France

Destezet                52, rue de la Bienfaisance
                        75008 Paris, France


Jacques Friedmann       Retired Chairman of the Supervisory            France
                        Board of AXA-UAP (Chairman from 1993-
                        2000).
                        80, avenue de Breteuil
                        75007 Paris, France

Guillaume Hannezo       Senior Executive Vice President and            France
                        CFO of Vivendi Universal

Esther Koplowitz        Chairman and Member of the Board of            Spain
                        Directors of Fomento de
                        Construcciones y Contratas
                        Torre Picasso
                        Plaza Pablo Ruiz Picasso
                        28020 Madrid, Spain

Mario-Josee Kravis      Senior Fellow, Hudson Institute                United
                        c/o 625 Park Avenue                            States
                        New York, NY 12021

Henri Lachmann          Chairman and CEO of Schneider                  France
                        Electric Industries.
                        43-45, boulevard
                        F. Roosevelt, 92500
                        Rueil-Malmaison, France

Samuel Minzberg         President and Chief Executive Officer          Canada
                        of Claridge Inc.
                        1170 Peel Street
                        Montreal, Quebec H3B, 4P2

Simon Murray            Chairman of Simon Murray & Company             U.K.
                        Princes House-2nd Floor
                        38, Jermyn Street
                        London SW1Y 6DT

Serge Tchuruk           Chairman and CEO of Alcatel                    France
                        54, rue de la Boetie
                        75008 Paris, France


Rene Thomas             Honorary Chairman and Director of              France
                        Banque Nationale de Paris-PARIBAS.
                        16, boulevard des Italiens
                        75009 Paris, France

Marc Vienot             Honorary Chairman and Director of              France
                        Societe Generale.
                        Tour Societe Generale
                        92972 Paris La Defense
                        Cedex, France